Exhibit 15.4

[IMS HEALTH HQ LIMITED LETTERHEAD]

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

20 March, 2014

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2013

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, IMS Health HQ Limited hereby authorizes AstraZeneca to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified (highlighted in yellow) on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2013 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165, No. 333-171306 and No. 333-192551 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

IMS Health’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)
IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)
AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IMS Health as such; and

4)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James A. Salitan

James E. Salitan
Vice President and Associate General Counsel, EMEA Region
For and on behalf of IMS Health HQ Limited

ACCEPTED AND AGREED

This 20th day of March 2014

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp
Title: Company Secretary

2

Exhibit A

Our marketplace

The pharmaceutical industry has doubled in value since 2000.

World pharmaceutical market sales

World

$bn (2.5%)

US

$bn (-0.4%)

Europe

$bn (1.1%)

Established ROW

$bn (1.3%)

Emerging Markets

$bn (10.7%)

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions on page 232. Source: IMS Health, IMS Midas Quantum Q3 2013 (including US data). Reported values and growth are based at CER. Value figures are rounded to the nearest billion and growth percentages of total actual value are rounded to the nearest tenth.

Introduction

The pharmaceutical industry has doubled in value since 2000. This growth was powered by a large number of FDA approvals in the second half of the 1990s and the increased use of medicines around the world, driven by the global economic growth of the time. Now, many demand drivers in the industry are under pressure.

Nonetheless, as the figure above shows, the world pharmaceutical market still grew by 2.5% in 2013. While average revenue growth was only 0.36% in Established Markets, Emerging Markets revenue was 30 times higher at 10.7%. The top five pharmaceutical markets in the world remained the US, Japan, Germany, France and China, with the US representing 39.1% of global sales (2012: 40.3%; 2011: 41.1%).

Competition

The industry remains highly competitive. Our competitors are other large research-based pharmaceutical companies that discover, develop and sell innovative, patent-protected prescription medicines and vaccines, as well as smaller biotechnology and vaccine businesses, and companies that produce generic medicines. While many of our peers are confronting similar challenges, these challenges are being met in different ways. For example, while some companies have pursued a focused strategy, others have diversified by acquiring or building branded generics businesses or consumer portfolios, arguing that this enables them to better meet changing customer needs and smooth shareholder risk.

While most organisations continued to pursue their existing strategies in 2013, there were exceptions, with some companies moving away from diversification. Key industry trends included ongoing efforts to improve R&D innovation and productivity, expansion of geographic scope, especially in Emerging Markets and Japan, and the pursuit of operational efficiency. Business development and partnering increased at all stages of product development.

There continued to be a shift away from the development of new primary care medicines towards oncology, other specialty care drugs and orphan diseases. As an illustration, in 2013, just 30% of the new NMEs approved by the FDA were for primary care medicines.

Growth drivers

Expanding patient populations

The world population is expected to rise from its current level, of some seven billion, to reach nine billion by 2050. In addition, the number of people who can access healthcare continues to increase, particularly among the elderly. Globally, it is estimated that between 2000 and 2050, the number of people aged 60 years and over will increase from 605 million to two billion.

Developing markets now represent approximately 85% of the world population and over 20% of the world’s pharmaceutical revenues. Faster-developing economies, such as China, India and Brazil, offer new opportunities for the pharmaceutical industry to help many more patients benefit from innovative medicines. In 2013, pharmaceutical revenues rose in developing markets while those in established markets were broadly static. As the Estimated pharmaceutical sales and market growth – 2017 diagram overleaf shows, we expect this trend to continue.

Unmet medical need

In most Established Markets, ageing populations and certain lifestyle choices such as smoking, poor diet and lack of exercise are increasing the incidence of non-communicable diseases (NCDs), such as cardiovascular and metabolic diseases, cancer, and respiratory diseases, which require long-term management. In 2008, almost two-thirds of deaths globally were from NCDs, with 80% of these in lower- and middle-income countries. By 2030, it is estimated that the number of people dying from cardiovascular diseases will reach 23.3 million a year, while deaths from cancer will continue rising, to an estimated 13.1 million annually.

AstraZeneca Annual Report and Form 20-F Information 2013	13

Strategic Report | Strategy | Our marketplace

Estimated pharmaceutical sales1 and market growth2 – 2017

Advances in science and technology

Innovation is critical if we are to address unmet medical need. Existing drugs will continue to be important in meeting the growing demand for healthcare, particularly with the increasing use of generic medication. At the same time, advances in the understanding of diseases and the application of new technologies will be required to deliver new medicines. Such approaches include personalised healthcare (PHC) and predictive science, as well as other new types of therapy. Advances in the technologies for the design and testing of novel compounds herald fresh opportunities for using innovative small molecules as new medicines. The use of large molecules, or biologics, has also become an important source of innovation, with biologics among the most commercially successful new products. Forecasts for 2018 predict that of the world’s top 100 pharmaceutical products, 51% of sales will come from biologics. This compares with only 39% in 2012 and 17% in 2004. Most pharmaceutical companies now pursue R&D in both small molecules and biologics.

The challenges

R&D productivity

Improving R&D productivity is a critical challenge for the pharmaceutical industry. Global investment in pharmaceutical R&D reached an estimated $135 billion in 2013, a 53% increase from $88 billion in 2004. However, the annual growth in R&D spend has slowed in recent years. In contrast to the increase in spending, the FDA approved 27 NMEs in 2013 (2012: 39), which was in line with the annual average of 26 approvals over the past 10 years.

To ensure the industry delivers a sustainable return on R&D investment, it is working to increase the probability of success in developing commercially viable new drugs and is moving to a lower, more flexible cost base. It does so at a time when regulators and those who pay for our medicines are demanding more and better evidence of comparative effectiveness of compounds, which increases development times and costs.

The industry is using the full range of innovative technologies to achieve and accelerate product approvals. Additionally, greater emphasis is being placed on demonstrating Proof of Concept, which delivers data to show that candidate drugs result in a clinical change with an acceptable endpoint or surrogate in patients.

Regulatory requirements

Our industry continues to be highly regulated. This reflects public demand for safe, effective and high-quality medicines that are responsibly tested, manufactured and commercialised. The nature and geographic scope of our business requires us to maintain important relationships worldwide with health authorities that assess the safety, efficacy and quality of medicines. These include the FDA in the US, the EMA in the EU, the PMDA in Japan and the CFDA in China.

In 2013, the FDA implemented aspects of the Prescription Drug User Fee Act, which was re-authorised in 2012, and EU authorities continued to implement the new pharmacovigilance legislation, also introduced in 2012. These measures share the common goals of protecting patient safety, creating greater transparency in regulation throughout a product’s life-cycle and taking more account of the patient perspective in the regulatory process. There is also a global trend to increase public access to the documentation companies submit to health authorities to support marketing authorisations.

So far as the development of biosimilars is concerned, health authorities continue to face the challenge of developing robust standards to ensure their safety, efficacy and quality. For further information on biosimilars, see the Patent expiries and genericisation section opposite.

There are ongoing efforts to harmonise regulations and achieve global convergence, yet the number of regulations and their impact continue to multiply. Clinical trials that support the registration of products in a regulatory jurisdiction must be relevant to a variety of patient demographics. Programmes using foreign clinical trial data also need to meet each health authority’s requirements and be relevant to their population. Meanwhile, health authorities continue to redefine patient-safety assessment processes. In addition, in emerging pharmaceutical markets, health authorities are developing their own individual requirements and safety initiatives.

The growing complexity and globalisation of clinical studies, and the pressure on industry and healthcare budgets, has led to an increase in consortia, including industry, academia and regulators. These are driving innovation and streamlining regulatory processes, as well as defining and clarifying approval requirements for new technology and approaches, such as PHC. They are also accelerating the development of treatments that address public health priorities.

In another trend, following regulatory approval, the safety and efficacy data of most medicines are being increasingly scrutinised by health technology assessment and/or reimbursement bodies at a national level.

14	AstraZeneca Annual Report and Form 20-F Information 2013

However, when applications are supported by strong data and compelling benefit/risk propositions, regulators continue to approve drugs that address unmet medical need.

Pricing pressure

Pricing and reimbursement continues to be highly challenging in many markets. Most pharmaceutical sales are generated in highly regulated markets where governments and private payers, such as insurance companies, exert various levels of control on pricing and reimbursement. Cost-containment, including limitations on pharmaceutical spending, continues to be a focus. A wave of austerity programmes, following the recent global economic downturn, are further constraining healthcare providers and tougher economic conditions constrain those patients who pay directly for medicines. Additional challenges may arise if suppliers and distributors face credit-related difficulties. At the same time, pharmaceutical companies require significant extra resources to demonstrate to payers the economic, as well as therapeutic, value of medicines.

In 2013, pressures on pricing were driven by the implementation of drug price control mechanisms and other regulatory reforms issued the previous year (for example, the Royal Decree in Spain and the Balduzzi Decree in Italy), as well as price renegotiations due to budget pressures, particularly in France and Belgium.

In the US, the Affordable Care Act has already had a direct impact on healthcare activities despite the fact that many of the healthcare coverage expansion provisions of the Affordable Care Act do not take effect until 2014. For example, in 2010 there was an increase in the mandatory Medicaid rebates. In addition, the pharmaceutical industry, including AstraZeneca, is making prescription drugs more affordable to Medicare beneficiaries through, for example, helping to close the coverage gap in the Medicare Part D prescription drug programme. The industry continues to work with policymakers and regulators to help ensure they strike a balance between containing costs, improving outcomes and promoting an environment that fosters medical innovation.

In August 2011, as part of the bipartisan agreement to raise the federal debt ceiling, the US Congress created the Joint Select Committee on Deficit Reduction (Committee). The Committee was empowered to recommend a package of $1.2 trillion in cost savings with the requirement that, if the Committee failed to reach an agreement, the savings would be achieved through across the board spending cuts (sequestration).

The Committee discussions ended without reaching an agreement and the President and Congress were subsequently unable to reach agreement. Thus, sequestration took effect in March 2013 and impacts most federal government healthcare programmes with broad reductions in federal government spending.

In Europe, governments have continued to implement legislation on mandatory discounts, clawbacks and referencing rules, driving prices down, especially in distressed economies such as Greece and Portugal. In Germany, Europe’s largest pharmaceutical market, manufacturers are now required to prove the additional benefit of their drugs over existing alternatives. If the additional benefit is not shown, the drug is transferred to the German reference pricing system where, for each drug group, a single reimbursement level or reference price is set.

In China, pricing practices are high on the agenda of regulatory authorities. 2013 was impacted by the continuation of the triennial maximum retail drug price review which began in 2012, and more pressure is expected. In Japan, biennial cuts are expected to continue. In Latin America, pricing is increasingly controlled by governments, for example in Colombia and Venezuela.

More about the impact of price controls and reductions, and of healthcare reform in the US, can be found in the Principal risks and uncertainties section from page 200. The principal aspects of price regulation in our major markets are described further in the Geographical Review from page 214.

Patent expiries and genericisation

The patents on some of the biggest-selling drugs ever produced are expiring. As a consequence, payers, physicians and patients in Established Markets have increased access to low-price, generic alternatives in many important classes of primary care drugs. For example, for prescriptions dispensed in the US in 2013, generics constituted 86% of the market by volume (2012: 84%).

Patents only protect pharmaceutical products for a finite period and the expiry or early loss of patents often leads to the availability of generics. Generic versions of drugs are very competitive with significantly lower pricing than the innovator equivalents. This is partly due to lower investment by generic manufacturers in R&D and market development. While generic competition has traditionally occurred when patents expire, it can also happen where the validity of patents is disputed or successfully challenged before expiry. Such early challenges have increased with generics companies increasingly willing to launch products ‘at risk’, for example, prior to the resolution of the relevant patent litigation. This trend is likely to continue, resulting in significant market presence for the generic version during the period in which litigation remains unresolved, even though the courts may subsequently rule that the innovative product is properly protected by a valid patent. The unpredictable nature of patent litigation has led innovators to seek to settle such challenges on terms acceptable to both innovator and generic manufacturer. However, some competition authorities have sought to challenge the scope and/or availability of this type of settlement agreement.

Biologics have, to date, sustained longer life-cycles than traditional small molecule pharmaceuticals and have faced less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a consequence, erosion of branded market share has not been as rapid. This is also due to a more complex manufacturing process for biologics compared with small molecule medicines. In addition, it is due to the inherent difficulties in producing a biosimilar which, as a biological equivalent, rather than an exact chemical copy, could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to become increasingly subject to competition from biosimilars.

Building trust

The pharmaceutical industry faces challenges in building and maintaining trust, particularly with governments and regulators. The past decade has seen a significant increase in the number of settlements between innovator companies and governmental and regulatory authorities for violating various laws. Companies are taking steps to address this reputational challenge by embedding a culture of ethics and integrity, adopting higher standards of governance and improving relationships with employees, shareholders and other stakeholders.

In July 2013, it emerged that a number of companies, including pharmaceutical businesses, were under investigation by the China Public Security Bureau following allegations of bribery and criminal offences. Investigations by the DOJ and SEC under the Foreign Corrupt Practices Act are also continuing.

AstraZeneca Annual Report and Form 20-F Information 2013	15

Strategic Report | Business Review

Sales and Marketing We have a strong global commercial capability and are building on this so that we can better meet the needs of patients.

“We combine a global reach with strong local customer relationships. We are committed to working ethically, in accordance with our values.”

Ruud Dobber

EVP Europe & Interim EVP, GPPS

Organisation and approach

If we are to change the lives of people around the world, we need to ensure the right medicines are available and that patients have access to them. To that end, our sales and marketing teams, which comprised around 29,600 employees at the end of 2013, are active in more than 100 countries. In most countries, our sales are made through wholly-owned local marketing companies. Elsewhere, we sell through distributors or local representative offices.

Our products are marketed largely to primary care and specialist doctors. We aim to meet their needs by having highly accountable local leaders who understand their customers and focus on business growth. Our activities are grouped into three Commercial Regions – North America, Europe and International – as well as Japan, our second largest market. In addition, our GPPS organisation develops global product strategies and drives commercial excellence, ensuring a strong customer focus and commercial direction in managing our pipeline and marketed products. All our efforts are underpinned by a commitment to conducting sales and marketing activity in accordance with our values and to driving commercial success responsibly.

US

AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.1% market share of US pharmaceuticals by sales value.

Sales in the US in 2013 decreased by 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million), as loss of exclusivity on Seroquel IR in March 2012 as well as the impact of generic competition was only partially offset by performance across our growth platforms, up $493 million or 29%, including Brilinta, Symbicort and diabetes brands.

The Affordable Care Act, which came into force in March 2010, has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2013, the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries, and an industry-wide excise fee was $933 million (2012: $858 million). See the Geographical Review, from page 214 for more information.

Currently, there is no direct governmental control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and use of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Budgetary policies within healthcare systems and providers, including the use of ‘generics only’ formularies, and increases in patient co-insurance or co-payments, are the primary drivers of increased generics use. In 2013, 86% of prescriptions dispensed in the US were generic. While widespread adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue for the foreseeable future.

For more information on our performance in North America, see the Geographical Review from page 214.

Europe

AstraZeneca’s European business comprises Western and Eastern European markets, which include France, Germany, Italy, the UK, Spain, and the Nordic-Baltic countries. The total European pharmaceutical market was worth $205 billion in 2013. We are the ninth largest pharmaceutical company with a 3.1% market share of prescription sales by value.

In 2013, our sales in Europe were $6.7 billion, down by 9% from 2012. The major external variables affecting sales were the macroeconomic environment, increased government interventions (for example price and volume interventions) and increased trade across markets. The austerity environment also continues in Europe and is accelerating in some markets. We continue to launch innovative medicines across Europe. For more information on our performance in Europe, see the Geographical Review from page 214.

Established Rest of World (ROW)

We are the 10th largest pharmaceutical company in Japan in terms of sales, with an annual growth rate double that of the overall market and above any of the other top 10

40	AstraZeneca Annual Report and Form 20-F Information 2013

businesses. Growth is driven by our main primary care brands: Crestor, Symbicort and Nexium. We share the promotion of these three brands with Japanese partners, who also provide distribution for Nexium and Symbicort. We remain one of Japan’s largest oncology businesses and, to maintain this important franchise, recently entered into an agreement to co-promote Janssen’s abiraterone for castration-resistant prostate cancer.

In Canada, Provincial and Territory payers, who represent up to 55% of the market, have developed a structure for pan-Canadian product listings which could be the primary or only access method for new products into the public healthcare system. Private sector payers, representing the remaining 45%, are experimenting with tiered access programmes for large public and private employer groups. Access to reimbursement for new medicines is expected to remain reasonable, but pricing pressure will continue to increase.

AstraZeneca’s sales in Australia and New Zealand declined by 18% in 2013, primarily due to the entry of generic rosuvastatin (Crestor) and generic candesartan (Atacand) into the Australian market. For more information on our performance in Established ROW, see the Geographical Review, from page 214.

Emerging Markets

Emerging Markets, as defined in the Glossary on page 232, comprise a range of countries with the unifying characteristic of a dynamic, growing economy. As outlined in the Our marketplace section on page 13, demand drivers and strong economic fundamentals mean that these countries represent a major growth opportunity for the biopharmaceutical industry.

Emerging Markets are, however, not immune to the impact of the prolonged economic downturn. Market volatility is higher than in Established Markets, with Venezuela, for example, currently beset by political and economic challenges. Regulatory and government interventions also typically present challenges in a number of markets at any one time.

AstraZeneca was the eighth largest multinational pharmaceutical company across the Emerging Markets in 2013 with revenue of $5.4 billion. Within Emerging Markets, there are several particularly good growth opportunities within China, Russia, Africa, parts of Asia (India, Malaysia, Indonesia and Vietnam), and Latin America (Argentina and Chile).

To expand our presence in Emerging Markets, we have established an International Region whose 16,100 employees, almost all of whom are located within their respective markets, are focused on meeting customers’ needs. The Region’s platforms for growth include our new medicines, notably Brilinta, as well as those for diabetes, and our established portfolio of medicines for cancer, respiratory, cardiovascular and gastrointestinal diseases. To provide information to physicians on this broad portfolio, we are selectively investing in sales capabilities where we see opportunities from unmet patient need, and expanding our reach through multi-channel marketing.

We are also pursuing innovative collaboration opportunities. This includes partnering with other biopharmaceutical companies to access products that complement our own portfolio. For example, the team in China works as part of our global collaboration with FibroGen to develop and commercialise roxadustat (FG-4592), a first-in-class oral compound in development for treating anaemia. For more information on our performance in Emerging Markets, see the Geographical Review from page 214.

“Our customers, and their needs, are changing. We are changing too – ensuring we reach and engage with our customers in ways that work best for them.”

Paul Hudson

EVP, North America

Driving commercial success

Our Global Commercial Excellence team delivers innovative commercial capabilities for the benefit of all our customers, via a range of specialist teams. One leverages data and analytics to identify opportunities to improve healthcare, while a second builds on the success of our service, inside sales and nurse educator teams, to ensure we engage customers in innovative ways that work for them. A digital team enhances the content and services we deliver online, while a Commercial Learning Academy seeks to deliver excellence across the range of our global commercial capabilities. Our commercial operations unit strives to deliver these capabilities across the organisation.

In 2013, one area of focus was medical affairs, where we engaged key opinion leaders in our clinical programmes and took a lead in evidence generation, with greater numbers of patients involved in our interventional, real-world evidence, and investigator-sponsored studies.

Pricing our medicines

Our challenge is to deliver innovative medicines that improve health for patients, bring benefits to society and provide an appropriate return on our investment. Our global pricing policy provides the framework to ensure appropriate patient access while optimising the profitability of all our products in a sustainable way. When setting the price of a medicine, we take into consideration its full value to patients, to those who pay for healthcare and to society in general. We also pursue a flexible approach to the pricing of our medicines. For example, we support the concept of differential pricing, provided that appropriate safeguards ensure lower-priced products are not diverted from patients who need them to be sold and used in more affluent markets.

Delivering value for payers

Our medicines play an important role in treating unmet medical need. Health is a fundamental value for patients and society and improving health brings economic as well as therapeutic benefits. Effective treatments can also help to lower healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery, or through preventing people from developing more serious or debilitating diseases that are costly to treat. They also contribute to increased productivity by reducing or preventing the incidence of diseases that prevent people from working.

As outlined in the Pricing pressure section on page 15, there is continued downward pressure on drug pricing and, in the current difficult economic environment, payers expect us to define the value our medicines create. We are acutely aware of the challenges facing those who pay for healthcare and are committed to delivering value, which will allow us to bring our medicines to the patients who need them. Therefore, we work with payers and providers to understand their priorities and requirements and generate evidence of how our products offer value and support cost-effective healthcare delivery.

Increasing access to healthcare†

AstraZeneca is committed to increasing access to healthcare for under-served patient populations in a sustainable way. This is a priority for our Responsible Business agenda.

Our access to healthcare strategy comprises three strands:

>	The first component represents the most important way in which we enable access to our medicines – through our mainstream business.

AstraZeneca Annual Report and Form 20-F Information 2013	41

Strategic Report | Therapy Area Review

Cardiovascular and

Metabolic disease

More people die annually from CV diseases than from any other cause – an estimated 17.3 million people, representing 30% of the global total. More than 80% of deaths take place in low- and middle-income countries.

Our marketed products

Cardiovascular (CV) disease

>	Atacand[1] (candesartan cilexetil) is an angiotensin II antagonist used for the 1st line treatment of hypertension and symptomatic heart failure.

>	Axanum (acetylsalicylic acid (ASA) and esomeprazole) is a fixed-dose combination indicated for prevention of CV events in high-risk CV patients in need of daily low-dose ASA treatment and who are at risk of gastric ulcers.

>	Brilinta/Brilique (ticagrelor) is an oral antiplatelet for the treatment of acute coronary syndromes (ACS).

>	Crestor[2] (rosuvastatin calcium) is a statin used for the treatment of dyslipidaemia and hypercholesterolemia. In some markets it is also indicated to slow the progression of atherosclerosis and to reduce the risk of first CV events.

>	Plendil (felodipine) is a calcium antagonist used for the treatment of hypertension and angina.

>	Seloken/Toprol-XL (metoprolol succinate) is a beta-blocker once-daily tablet used for 24-hour control of hypertension and for use in heart failure and angina.

>	Tenormin (atenolol) is a cardioselective beta-blocker used for hypertension, angina pectoris and other CV disorders.

>	Zestril[3] (lisinopril dihydrate) is an angiotensin-converting enzyme inhibitor used for the treatment of a wide range of CV diseases, including hypertension.

[1]	Licensed from Takeda Chemicals Industries Ltd.
[2]	Licensed from Shionogi. In December 2013, AstraZeneca and Shionogi. announced the extension of the global licence agreement for Crestor and the modification of the royalty structure, effective 1 January 2014.
[3]	Licensed from Merck.

Metabolic disease

>	Byetta (exenatide injection) is an injectable medicine indicated to improve blood sugar (glucose) control along with diet and exercise in adults with Type 2 diabetes mellitus.

>	Bydureon (exenatide extended release injectable suspension) is an injectable medicine indicated to improve blood sugar (glucose) along with diet and exercise in adults with Type 2 diabetes mellitus.

>	Forxiga/Farxiga (dapagliflozin) is a selective inhibitor of human sodium-glucose co-transporter 2 (SGLT-2 inhibitor) used to improve glycaemic control in adult patients with Type 2 diabetes mellitus.

>	Kombiglyze XR (saxagliptin and metformin XR) combines saxagliptin (Onglyza) and metformin extended release metformin (metformin XR) in a once-a-day tablet for the treatment of Type 2 diabetes mellitus.

>	Komboglyze (saxagliptin and metformin HCl) combines saxagliptin (Onglyza) and metformin immediate release (metformin IR) in a twice-daily tablet for the treatment of Type 2 diabetes mellitus.

>	Onglyza (saxagliptin) is an oral dipeptidyl peptidase 4 (DPP-4) inhibitor used for the treatment of Type 2 diabetes mellitus.

>	Symlin (pramlintide acetate) is an injected amylin analogue for the treatment of Type 1 and Type 2 diabetes mellitus in patients with inadequate glycaemic control on mealtime insulin.

>	Xigduo (dapagliflozin and metformin hydrochloride) combines dapagliflozin (Forxiga), an SGLT-2 inhibitor, and metformin hydrochloride, in a twice-daily tablet to improve glycaemic control in adult patients with Type 2 diabetes mellitus, who are inadequately controlled by metformin alone.

Therapy area world market

(MAT/Q3/13)

$169.8bn

Wordwide market value

52	AstraZeneca Annual Report and Form 20-F Information 2013

Strategic Report | Therapy Area Review

Oncology

Cancer is a leading cause of death worldwide and

accounted for 8.2 million deaths in 2012. About 70%

of deaths occurred in low- and middle-income countries.

Our marketed products

Our strategic priorities

We aim to build on our position as one of the world leaders in cancer treatment with established brands such as Zoladex and Arimidex, growing brands such as Faslodex and Iressa, and the successful introduction of novel therapeutic approaches currently in development. Our future growth will come about by targeting the right treatments at the right patients, using both small molecules and biologics, and taking advantage of cutting-edge science and innovative technologies.

Our oncology pipeline includes a range of novel compounds focused on several areas critical to the development and progression of cancer. In particular, we are developing potential new cancer drugs using a variety of biologics approaches directed towards molecular targets with a strong role in cancer progression. These have the potential to eliminate cancer cells in more effective ways. We are also focused on targeting the genetic drivers of cancer and the resistance mechanisms to current therapies, using companion diagnostics to identify the right patients. This strategy is driving the continued growth of Iressa and the rapid development of AZD9291, a third generation epidermal growth factor receptor (EGFR) inhibitor which could have the potential to address the most common resistance mechanism to first generation inhibitors, such as Iressa.

Our emphasis on triggering cancer cell death builds on our work in DNA damage response with our olaparib programme. To complement our DNA damage portfolio, we completed our in-licensing of MK-1775 (AZD1775) from Merck in September 2013. AZD1775 is a WEE-1 kinase inhibitor which inhibits a key cell cycle checkpoint and is in early clinical development.

In addition, we aim to be a key player in developing immune-mediated cancer therapies (IMT-Cs), a clinically validated

>  Arimidex (anastrozole) is an aromatase inhibitor used for the treatment of breast cancer.

>  Caprelsa (vandetanib) is a kinase inhibitor indicated for the treatment of symptomatic or progressive medullary thyroid cancer (MTC) in patients with unresectable (non-operable) locally advanced or metastatic disease.

>  Casodex (bicalutamide) is an anti-androgen therapy used for the treatment of prostate cancer.

>  Faslodex (fulvestrant) is an injectable estrogen receptor antagonist used for the treatment of hormone receptor-positive advanced breast cancer for post-menopausal women whose disease has progressed following treatment with prior endocrine therapy.

>  Iressa (gefitinib) is an epidermal growth factor receptor-tyrosine kinase (EGFR-TK) inhibitor that acts to block signals for cancer cell growth and survival in advanced EGFR-TK mutation-positive (EGFR M+) non-small cell lung cancer.

>  Nolvadex (tamoxifen citrate) remains a widely used breast cancer treatment outside the US.

>  Zoladex (goserelin acetate implant), in one and three month depots[1], is a luteinising hormone-releasing hormone (LHRH) agonist used for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.

[1]   Depots are subcutaneous or intra-muscular injections.

Therapy area world market (MAT/Q3/13) $64.4bn Wordwide market value

56	AstraZeneca Annual Report and Form 20-F Information 2013

Strategic Report | Therapy Area Review

Respiratory, Inflammation

and Autoimmunity

Some 235 million people suffer from asthma

with most asthma-related deaths in low- and

lower-middle income countries.

Our marketed products

Our strategic priorities

We aim to build on our strong position in the respiratory area by delivering innovative inhaled and targeted therapies that address the evolving unmet medical needs of patients with asthma, COPD, and idiopathic pulmonary fibrosis (IPF).

In the inflammation and autoimmunity therapy areas we intend to help improve the lives of patients by developing a rheumatology franchise, establishing a foothold through our late-stage programme in gout, and employing a more opportunity- driven approach to dermatology.

In addition to novel targeted therapies, our respiratory strategy involves developing unique inhaled therapies.

We are also looking at ways to transform how respiratory diseases are managed. We believe a better understanding of biology, patient phenotypes and new drug combinations will help improve clinical outcomes for patients.

Asthma and COPD

Asthma is a major cause of chronic morbidity and mortality. There is evidence that it has become much more common over the past 20 years. The number of patients whose asthma is not well controlled by current, approved treatments remains a particular unmet medical need.

Currently, fixed-dose combinations of an inhaled corticosteroid (ICS) with a long-acting beta2-agonist (LABA) (for example, Symbicort) help treat moderate to severe asthma. However, our R&D efforts focus on targeted therapies to treat more severe, refractory patients who experience severe or frequent exacerbations and a reduced quality of life. Additionally, the population of asthma patients is highly heterogeneous and we are working to better understand patient subtypes and to tailor therapies to the different phenotypes. Please see the case study on page 64 for more information.

>  Accolate (zafirlukast) is an oral leukotriene receptor antagonist used for the treatment of asthma.

>  Bricanyl Turbuhaler (terbutaline in a dry powder inhaler) is a short-acting beta2-agonist used for the acute treatment of bronchial-obstructive symptoms in asthma and COPD.

>  Oxis Turbuhaler (formoterol in a dry powder inhaler) is a fast onset, long-acting beta2-agonist used for the treatment of bronchial-obstructive symptoms in asthma and COPD.

>  Pulmicort Turbuhaler (budesonide in a dry powder inhaler) is an inhaled corticosteroid used for maintenance treatment of asthma.

>  Pulmicort Respules (budesonide inhalation suspension) is a corticosteroid administered via a nebuliser for the treatment of asthma in both children and adults.

>  Rhinocort (budesonide) is a nasal steroid used as a treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.

>  Symbicort pMDI (budesonide/formoterol in a pressurised metered-dose inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and COPD, including chronic bronchitis and emphysema in the US, Australia and in a number of other markets.

>  Symbicort Turbuhaler (budesonide/ formoterol in a dry powder inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and COPD. In asthma, it is also approved for Symbicort Maintenance And Reliever Therapy (Symbicort SMART). Symbicort Turbuhaler is used in most parts of the world outside the US.

Therapy area world market (MAT/Q3/13) $95.8bn Wordwide market value

58	AstraZeneca Annual Report and Form 20-F Information 2013

2013 in brief

>	AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.1% market share of US pharmaceuticals by sales value.
>	AstraZeneca is the ninth largest prescription-based pharmaceutical company in Europe, with a 2.8% market share of sales by value.
>	In the US, sales were down 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million). Loss of exclusivity on Seroquel IR in March 2012, as well as the impact of generic competition notably on Crestor and Toprol-XL, was only partially offset by strong performance across our growth platforms, including Brilinta, Symbicort and our diabetes franchise, which increased by $225 million or 62%. In 2013, our diabetes franchise included a full calendar year of revenue for Bydureon, Byetta and Symlin.
>	Sales in Europe were down 9% to $6,658 million (2012: $7,143 million; 2011: $9,224 million). Key drivers of the decline were the ongoing volume erosion on Atacand, Seroquel IR, Nexium, Arimidex and Meronem following entry of generic competition and the negative price and volume impacts primarily related to government interventions. Seroquel XR faced a difficult year, with loss of market share, lower pricing and generic entries. These challenges were only partially offset by our growth platforms, including Brilique growth and the expansion of our diabetes offering through the Amylin franchise, as well as strong demand for Fluenz, particularly in the UK.
>	Established Rest of World sales were down 10%. Canada continues to be negatively impacted by generic erosion on Crestor and Nexium, with total sales down 40%. Australian sales were also down as Crestor faces competition from generics. These trends were partially offset by growth in Japan, with sales up 4% to $2,485 million, as a result of strong demand for Nexium following the lifting of restrictions on length of prescriptions in October 2012.
>	Emerging Markets sales increased by 8% to $5,389 million (2012: $5,095 million), with sales growth in China of 19%.

2012 in brief

>	AstraZeneca was the fourth largest pharmaceutical company in the US, with a 5% market share of US pharmaceuticals by sales value.
>	AstraZeneca was the eighth largest prescription-based pharmaceutical company in Europe, with a 3.3% market share of sales by value.
>	In the US, sales were down 21% to $10,655 million (2011: $13,426 million). Loss of exclusivity on Seroquel IR in March 2012, as well as the impact of increased generic competition experienced by our other mature brands, was partially offset by strong performance from our key brands, Brilinta, Crestor, Onglyza, Symbicort and Faslodex.
>	Sales in Europe were down 15% to $7,143 million (2011: $9,224 million). Key drivers of the decline were the volume erosion on Atacand, Seroquel IR, Nexium, Arimidex and Meronem following entry of generic competition and the negative price and volume impact primarily related to government interventions, particularly in Greece, Italy, Portugal and Spain. This development was partially offset by revenue growth from Brilique, Onglyza, Vimovo and Iressa.
>	Established ROW sales were down 14%. The entry of generic competition to Crestor in Canada, and Seroquel IR and Arimidex in Australia, was partially offset by the successful first full year of launch of Nexium and Faslodex in Japan.
>	Emerging Markets sales increased by 4% to $5,095 million (2011: $5,040 million) with sales growth in China of 17% and also in Russia of 17%.

For more information regarding our products, see the Therapy Area Review from page 48. Details of material legal proceedings can be found in Note 25 to the Financial Statements from page 176, and details of relevant risks are set out in the Principal risks and uncertainties section from page 200. See the Market definitions table on page 232 for information about AstraZeneca’s market definitions. Sales figures in this Geographical Review are with reference to the customers’ location.

US

AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.1% market share of US pharmaceuticals by sales value.

Sales in the US decreased by 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million), as loss of exclusivity on Seroquel IR in March 2012, as well as the impact of other generic competition, was only partially offset by strong performance across our growth platforms, including Brilinta, Symbicort and our diabetes franchise. Our diabetes franchise increased by $225 million or 62%. Brilinta achieved sales of $73 million. Brilinta total prescription volume growth in 2013 is equivalent to 2.2 times 2012, while the Oral Antiplatelet (OAP) market has declined by 3.5% and all other branded OAPs have lost volume. Brilinta’s new-to-brand prescription share is 6.8% versus 3.9% at the end of 2012. Crestor achieved sales of $2,912 million (2012: $3,164 million; 2011: $3,074 million) and a total prescription share within the statin market of 10.6% in December 2013. While Crestor sales declined 8% on lower demand, with volume decline contributing 7%, Crestor continued to demonstrate resilience in the highly competitive statin market, 86% of which is generic. Crestor’s existing patient base remained solid, and continuing patients represented 95% of Crestor’s volume. Crestor’s Commercial/ Medicare preferred access was 84% at the end of 2013 (2012: 87%; 2011: 88%). In 2013, Crestor was the second most prescribed branded pharmaceutical in the US.

Symbicort pMDI continued to deliver strong growth in the US, with sales up 23% to $1,233 million, with volume increase contributing 17% (2012: $1,003 million; 2011: $846 million) and prescription growth of 16.4% versus 2012. It achieved a 26.2% total prescription share in the month of December 2013, up 3.9 percentage points over the month of December 2012 in the inhaled corticosteroid/long-acting beta2-agonist market.

Onglyza/Kombiglyze revenues in the US were up 12% to $265 million (2012: $237 million; 2011: $156 million) primarily driven by higher average net selling prices as volume remained stable over the prior year as the DPP-4 market grew by 5.1% in 2013 versus 2012.

During 2013, following the completion of BMS’s acquisition of Amylin in 2012, AstraZeneca and BMS developed and commercialised Amylin’s portfolio of products related to diabetes (and other metabolic diseases). Bydureon revenues in the US were $131 million as 2013 included a full calendar year of revenue. Bydureon captured more than one in five new GLP-1 patient treatment decisions and achieved a 4.5% total prescription market share gain in 2013, with a total prescription market share of 17.5% of the rapidly growing GLP-1 market in December 2013. Byetta achieved sales of $152 million, and Symlin sales of $42 million.

In 2013, sales of Synagis were up 1% to $617 million. A key driver of the growth was the annual price increase, which was partially offset by the continued implementation of a more restrictive payer policy and Medicaid patient migration from Fee For Services to Managed Medicaid, resulting in lower volume. FluMist Quadrivalent launched in the US in 2013 as the first and only FDA-approved nasal spray flu vaccine to help protect against four strains of influenza. FluMist revenues in the US were up 14% to $199 million (2012: $174 million; 2011: $160 million).

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Additional Information | Geographical Review

Nexium was the third most prescribed branded pharmaceutical in the US. In the face of continuing generic, OTC and pricing pressures, Nexium sales declined 7% to $2,123 million (2012: $2,272 million; 2011: $2,397 million). Nexium remains the branded market leader retaining significant prescription market share and volume within the proton pump inhibitor class.

The loss of exclusivity for Seroquel IR in March 2012 and unfavourable reserve adjustments for Medicaid liabilities and provisions taken on channel inventories resulted in negative sales for 2013 of $17 million (2012: +$697 million; 2011: +$3,344 million). The presence of generic competition has also impacted the prescription volume of Seroquel XR. Sales of Seroquel XR were down 8% to $743 million (2012: $811 million; 2011: $779 million) driven by lower volume. Other drivers of the sales decline included additional generic competition affecting sales of Toprol-XL, which were down to $131 million (2012: $320 million; 2011: $404 million), and the loss of exclusivity impact on Atacand with sales down to $72 million (2012: $150 million; 2011: $182 million).

In March 2010, the Affordable Care Act came into force. It has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2013, the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $933 million (2012: $858 million). This amount reflects only those effects of the Affordable Care Act that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our Financial Statements. There are other potential indirect or associated consequences of the implementation of the Affordable Care Act, which continue to evolve and which cannot be estimated but could have similar impacts. These include broader changes in access to, or eligibility for, coverage under Medicare, Medicaid or similar government programmes. These could indirectly impact our pricing or sales of prescription products within the private sector. By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our Financial Statements, it is not possible to accurately estimate the financial impact of these potential consequences of the Affordable Care Act or related legislative changes when taken together with the number of other market and industry-related factors that can also result in similar impacts. Further details on the impact of the Affordable Care Act are contained in the Pricing pressure section from page 15 and the Principal risks and uncertainties section from page 200.

Currently, there is no direct government control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and utilisation of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Primary drivers of increased generic use are budgetary policies within healthcare systems and providers, including the use of ‘generics only’ formularies, and increases in patient co-insurance or co-payments. In 2013, 86% of the prescriptions dispensed in the US were generic. While it is unlikely that there will be widespread adoption of a broad national price control scheme in the near future, there will continue to be increased attention to pharmaceutical prices and their impact on healthcare costs for the foreseeable future.

Rest of World

Sales performance outside the US in 2013 was down by 4% to $16,020 million (2012: $17,318 million; 2011: $20,165 million), due to the ongoing impact of loss of exclusivity in 2012 of certain key products, competition from generic products and the continuing challenging economic environment. This trend was partially offset by delivery on our growth platforms, with Brilinta up to $210 million (2012: $70 million; 2011: $10 million), our diabetes franchise up to $197 million (2012: $86 million; 2011: $55 million) and Symbicort up by 4% to $2,250 million (2012: $2,191 million; 2011: $2,302 million). Emerging Markets delivered a strong performance, up 8% with sales of $5,389 million (2012: $5,095 million; 2011: $5,040 million).

Europe

AstraZeneca is the ninth largest pharmaceutical company in Europe, with a 3.1% market share of prescription sales by value.

Despite a slight improvement in conditions, the macro-economic situation remains challenging, with the ongoing impact of austerity measures leading to increased pressure on healthcare budgets. Most governments in Europe intervene directly to control the price, volume and reimbursement of medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure controls. A number of countries are applying strict criteria for cost-effectiveness evaluations of medicines, which has delayed and reduced access to medicines for patients in areas of important unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.

Total sales in Europe were down 9% to $6,658 million (2012: $7,143 million; 2011: $9,224 million). Volume erosion on Seroquel IR, Seroquel XR, Nexium and Atacand following generic entrants resulted in a decrease in sales of 34% to $1,106 million (2012: $1,643 million; 2011: $2,660 million). Crestor sales declined 3%, with a 2% reduction in volumes and 1% reduction in prices, as a result of increased statin pressure in a number of countries including France and Italy. Government interventions continue to impact both price and volume negatively. Promotion of Vimovo and Axanum was discontinued, and sales of $36 million (2012: $23 million; 2011: $7 million) were achieved.

Our growth platform sales partially offset these trends. Brilique sales reached $163 million (2012: $57 million; 2011: $9 million). Our diabetes franchise generated sales of $119 million (2012: $50 million), reflecting start of marketing the Amylin portfolio. Respiratory sales included strong Symbicort performance, with sales reaching $1,502 million (2012: $1,465 million; 2011: $1,592 million), as volumes grew by 3%, while prices fell by 2%.

In Germany, sales fell by 18% to $657 million (2012: $775 million; 2011: $1,189 million), mainly driven by market entries of generic versions in 2012 of Atacand (sales declined to $69 million; 2012: $141 million; 2011: $255 million), and Seroquel XR (sales declined to $42 million; 2012: $93 million; 2011: $151 million).

In the UK and Ireland, sales were broadly flat at $766 million (2012: $764 million; 2011: $987 million). FluMist experienced volume growth under a new government contract with sales increasing to $38 million (2012: $1 million; 2011: $nil). The UK and Ireland experienced ongoing volume erosion on Seroquel IR and Seroquel XR following generic entrants, with sales declining to $30 million (2012: $72 million; 2011: $141 million).

Sales in France decreased by 10% to $1,212 million (2012: $1,314 million; 2011: $1,740 million), driven largely by volume erosion on Nexium, Atacand and Arimidex, following generic entrants and subsequent government interventions. Increased pressure on the statin market has adversely affected Crestor, with sales down 2% to $428 million (2012: $424 million; 2011: $421 million). France experienced launch

218	AstraZeneca Annual Report and Form 20-F Information 2013

growth of Seroquel XR in 2013 of 52%, with sales reaching $59 million (2012: $37 million; 2011: $5 million) and Brilique, with $18 million of sales (2012: $2 million; 2011: $nil).

Sales in Spain and Italy were down by 3% to $507 million (2012: $510 million; 2011: $708 million) and by 12% to $792 million (2012: $876 million; 2011: $1,113 million), respectively, mainly driven by generic entrants and the implementation of volume prescription controls associated with existing and new austerity measures.

Established ROW

Established ROW sales decreased by 10% to $3,973 million (2012: $5,080 million; 2011: $5,901 million). The entry of generic competition to Crestor in Canada, and Seroquel XR and Arimidex in Australia was partially offset by the successful first full year of launch of Nexium and Faslodex in Japan. The key products with sales growth in 2013 were Symbicort, Brilinta, Byetta, Bydureon, Faslodex and Iressa.

Japan

Sales in Japan were $2,485 million, increasing by 4% at CER but negatively impacted on a reported basis by the revaluation of the Japanese yen (2012: $2,904 million; 2011: $3,064 million). Strong launch performance from Nexium and Crestor was partially offset by declining Losec and established oncology sales.

Nexium achieved sales of $278 million (2012: $78 million; 2011: $90 million), with sales accelerating following the lifting in October 2012 of the two week prescription limit imposed by the Japanese Ministry of Health, Labour and Welfare on new medicines during the first year from launch. We saw Losec sales declining as patients moved to the newer brand.

Crestor sales grew by 11%, retaining its position as the number one brand in the statin market in Japan. Symbicort sales grew by 9%, achieving market share of 39.4%.

Our oncology business remains one of the leaders in Japan based on the performance of established brands including Iressa, Arimidex, Zoladex, Casodex and the more recently launched Faslodex. In October 2013, we announced a co-promotion agreement with Janssen to promote an innovative oral therapy for the treatment of patients with prostate cancer to enhance our oncology offering in 2014.

Canada

Due to the ‘at risk’ launch of a generic version of Seroquel XR in Canada in the first quarter of 2013, full year impact from the loss of exclusivity for Crestor in April 2012, and the continued impact of the ‘at risk’ launch of a generic version of Nexium in 2011, total Canadian sales decreased by 40% to $637 million (2012: $1,090 million;

2011: $1,604 million). Combined sales of Crestor, Nexium, Symbicort, Seroquel IR and Seroquel XR were $385 million ($742 million; 2011: $1,171 million). Brilinta successfully achieved public reimbursement across almost all provinces.

Other Established ROW

Sales in Other Established ROW declined by 18% to $851 million (2012: $1,086 million; 2011: $1,233 million). Australian sales declined by 18% to $817 million (2012: $1,052 million; 2011: $1,166 million) following a legal challenge to the patent and entry of generic competitors to Crestor in June 2013. Sales were also impacted by the generic erosion of Atacand following patent expiry in July 2013. The respiratory franchise in Australia was bolstered in December 2013 by the launch of Symbicort pMDI, and we have seen steady growth of Brilinta.

Emerging Markets

In Emerging Markets, sales increased by 8% to $5,389 million (2012: $5,095 million; 2011: $5,040 million), which was principally driven by growth in China.

In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets such as South Korea, Taiwan and Turkey, where governments pay for medicines, we are seeing continued efforts to reduce the cost of prescriptions in line with the systems in Europe, Canada and Australia. We also experienced sales erosion from generics as our on-market portfolio in Emerging Markets continued to age.

China

Sales in China (excluding Hong Kong) grew by 19% to $1,840 million (2012: $1,512 million; 2011: $1,261 million) and AstraZeneca remained the second largest multinational pharmaceutical company in China during 2013. We experienced some volatility in the Chinese market during 2013 partly as a result of increased market scrutiny following the allegations made against one of our competitors. However, overall, we achieved a strong growth rate relative to our peers. We saw strong sales of launch products Crestor and Symbicort, with sales growth of 80% and 61% respectively, and Nexium and Pulmicort are also continuing to grow rapidly. In 2013, Brilinta was launched in China, and we have made positive progress on the listing of Brilinta, Byetta and Onglyza into key hospitals.

Other Emerging Markets

We continued to build our presence in Russia, although sales remained broadly in line with 2012 at $310 million (2012: $314 million; 2011: $284 million) impacted by generic entries and tender timings. The Russian market saw weak growth during 2013, with AstraZeneca slightly outperforming the market as a result of growth in retail market share. Growth of Crestor, Faslodex and Symbicort was offset by declines across a number of older established products.

The Latin American pharmaceutical market continues to grow. However, in many countries, growth is being predominantly captured by generics, branded generics and private label product offerings. AstraZeneca sales were down 1% to $1,188 million (2012: $1,331 million; 2011: $1,455 million) driven principally by declines in Mexico, down 18%, with sales also slightly down by 1% in Brazil. Mexico has been impacted by the increased penetration of generic products in the market and reduction of inventory held in the supply chain by a number of customers. Brazil has felt the effects of the loss of exclusivity on Nexium which declined by 23%. This was partially offset by Argentina (up 22%) and sales growth in Venezuela (up 7%).

In the Middle East and Africa, despite political challenges arising from the ‘Arab Spring’ revolutions of 2012, we continued to accelerate our growth, with sales up 6%. The impact of government interventions has been less than expected, with a delay in the implementation of reference pricing across a number of markets (South Africa, Algeria and Egypt). Turkey saw a slight decline in sales of 3% with Nexium impacted by generic erosion and a price reference reduction. Other key markets in this area include Saudi Arabia and the Gulf States which grew at 9% and 10% respectively.

Sales in the Asia Area increased by 8% to $900 million (2012: $829 million; 2011: $883 million). The increase was driven by South Korea, where sales grew 12% to $280 million (2012: $239 million; 2011: $235 million), due primarily to strong Crestor growth. Sales in India grew 12% in 2013 to $70 million (2012: $67 million; 2011: $110 million) following supply limitations in 2012. Sales in Thailand decreased by 12% to $87 million (2012: $97 million; 2011: $106 million) as a result of government interventions and strong generic penetration of Crestor.

Launches in Emerging Markets in 2013 included: Brilinta in China, Russia, the Caribbean, Ecuador and Costa Rica; Forxiga in Mexico; and Kombiglyze in Brazil and Peru. Following our agreement with BMS in 2012, from April 2013 a number of our International Region’s markets began promotion of the Amylin diabetes products.

AstraZeneca Annual Report and Form 20-F Information 2013	219

Additional Information

Glossary

Market definitions

Region	Country
US	US

Europe	Albania*	Germany	Poland
	Austria	Greece	Portugal*
	Belarus*	Hungary	Romania
	Belgium	Iceland*	Serbia and Montenegro*
	Bosnia and Herzegovina*	Ireland	Slovakia
	Bulgaria	Israel*	Slovenia*
	Croatia	Italy	Spain
	Cyprus*	Kazakhstan*	Sweden
	Czech Republic	Latvia*	Switzerland
	Denmark	Lithuania*	UK
	Estonia*	Luxembourg*	Ukraine*
	Finland	Malta*
	France	Netherlands
	Georgia*	Norway

Established ROW	Australia
Canada
Japan
New Zealand

Emerging Markets	Algeria	Costa Rica*	Iran*	Nicaragua*	Singapore	UAE
	Argentina	Cuba*	Iraq*	Oman*	South Africa	Uruguay*
	Aruba*	Dominican Republic*	Jamaica*	Other Africa*	South Korea	Venezuela
	Bahamas*	Ecuador*	Jordan*	Pakistan*	Sri Lanka*	Vietnam
	Bahrain*	Egypt	Kuwait*	Palestine*	Sudan*	Yemen*
	Barbados*	El Salvador*	Lebanon*	Panama*	Syria*
	Bermuda*	Guatemala*	Libya*	Peru*	Taiwan
	Brazil	Honduras*	Malaysia	Philippines	Thailand
	Chile	Hong Kong	Mexico	Qatar*	Trinidad and Tobago*
	China	India	Morocco	Russia	Tunisia*
	Colombia	Indonesia	Netherlands Antilles	Saudi Arabia	Turkey

*	IMS Health, IMS Midas Quantum Q3 2013 data is not available or AstraZeneca does not subscribe for IMS Health quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2013 of less than $1 million.

Established Markets means US, Europe and Established ROW.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Allotted	Issued
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of comprehensive income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

232	AstraZeneca Annual Report and Form 20-F Information 2013

Additional Information

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 200 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2013 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2013; such data is not adjusted for Medicaid and similar rebates. At the time of production of this Annual Report, AstraZeneca understands that IMS Health intends to restate its published US sales data for the 12 months ended 30 September 2013, with such restatment to take place in March 2014. While it has not been possible to revise the data in this Annual Report based on such restated data, AstraZeneca understands (had it been possible) that the impact on the market information included in this Annual Report would not have been significant or material. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 54 countries contained in the IMS Health database, which amounted to approximately 92% (in value) of the countries audited by IMS Health.

AstraZeneca websites

Information on or accessible through our websites, including www.astrazeneca.com, www.astrazenecaclinicaltrials.com and www.medimmune.com, does not form part of and is not incorporated into this Annual Report.

External/third party websites

Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

236	AstraZeneca Annual Report and Form 20-F Information 2013